AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Senior Income Trust

(Name of Subject Company (Issuer))

Eaton Vance Senior Income Trust

(Name of Filing Person (Issuer))

Auction Preferred Shares Series A and B, Par Value $0.01 Per Share

(Title of Class of Securities)

Series A – 27826S202

Series B – 27826S301

(CUSIP Number of Class of Securities)

Maureen A. Gemma, Esquire

Eaton Vance Management

Two International Place

Boston, Massachusetts  02110

(617) 482-8260

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*

No Filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

[x]

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐

third party tender offer subject to Rule 14d-1.

[x]

issuer tender offer subject to Rule 13e-4.

☐

going-private transaction subject to Rule 13e-3.

☐

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1-11.

Not Applicable.

Item 12.  Exhibits.

Exhibit No.	Document
99.1	Press release issued by the Fund dated June 30, 2016

Item 13.

Not Applicable.

Exhibit Index

Exhibit No.

Document

99.1

Press Release issued by the Fund dated June 30, 2016

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